SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549


                 -----------------------------------------------------




                                       FORM 11-K



               X        ANNUAL REPORT PURSUANT TO SECTION 15(d)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                      For the fiscal year ended December 31, 1995

                                          OR


                      TRANSITION REPORT PURSUANT TO SECTION 15(d)
                        OF THE SECURITIES EXCHANGE ACT OF 1934



                 -----------------------------------------------------




                                Full title of the Plan:

              GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN






Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX Corporation

                500 West Monroe Street, Chicago, Illinois  60661-3676
                                 (312) 621-6200

                                 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           GATX CORPORATION SALARIED
                                EMPLOYEES RETIREMENT SAVINGS PLAN
                                                           (Name of Plan)


                                By:       /s/ James Conniff
                                   ----------------------------------
                                              James Conniff
                                           Plan Administrator


Dated:  March 29, 1996

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS FOR ANNUAL REPORT ON FORM 11-K

December 31, 1995





The following financial data are submitted herewith:

   Report of Independent Auditors .........................................  3

   Consent of Independent Auditors ........................................  4

   Statements of Financial Condition, with Fund Information ...............  5

   Statements of Income and Changes in
      Participants' Equity , with Fund Information.......................... 7

   Notes to Financial Statements .......................................... 10

All schedules have been omitted because the information required therein is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT AUDITORS




Benefits Committee
GATX Corporation


We have audited the accompanying statements of financial condition of GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 1995 and 1994, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATX Corporation Salaried Employees Retirement Savings Plan at December 31, 1995 and 1994, and the income and changes in participants' equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

The Fund Information in the statements of financial condition and the statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                ERNST & YOUNG LLP




Chicago, Illinois
March 22, 1996

CONSENT OF INDEPENDENT AUDITORS





We consent to the incorporation by reference in the following: (i) Registration Statement No. 2-92404 on Form S-8, filed July 26, 1984; (ii) Registration
Statement No. 2-96593 on Form S-8, filed March 22, 1985; (iii) Registration Statement No. 33-38790 on Form S-8, filed February 1, 1991; and (iv) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991; and (v) Registration Statement No. 33-61183 filed July 20, 1995, pertaining to the GATX Corporation Salaried Employees Retirement Savings Plan, of our report dated March 22, 1996 with respect to the financial statements of GATX Corporation Salaried Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1995.



                                                    ERNST & YOUNG LLP




Chicago, Illinois
March 28, 1996


GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1995

                                                                                         FUND INFORMATION
                                           -----------------------------------------------------------------------------------------
                                                                  U.S.                               Phillips
                                            Managed    GATX       Equity       Fidelity    Putnam    Petroleum
                                            Income     Stock      Index        Puritan     Voyager   Company      Employee
                                           (Note B)   (Note D)    (Note B)     (Note B)    (Note B)  Securities   Loans      Total
                                           ----------- ----------- ----------- ----------- --------- ----------- ---------  --------

ASSETS
Investments at Current Value - Note C:
   GATX Corporation Common Stock                       $36,262,191                                                       $36,262,191
   Banker's Trust Pyramid GIC Fund         $18,572,023                                                                    18,572,023
   Fidelity U.S. Equity Index Fund                                 $12,001,658                                            12,001,658
   Fidelity Puritan Fund                                                       $4,280,161                                  4,280,161
   Fidelity Managed Income Portfolio II     12,608,891                                                                    12,608,891
   Putnam Voyager Fund                                                                    $7,233,502                       7,233,502
   Phillips Petroleum Company Common Stock                                                           $36,458                  36,458
                                           ----------- ----------- ----------- ---------- ----------  ------  ----------  ----------

        Subtotal                            31,180,914  36,262,191  12,001,658  4,280,161  7,233,502  36,458              90,994,884

   Loans to Participants                                                                                      $3,562,448   3,562,448
   Cash and Cash Equivalents                 1,147,184     711,055                                     4,630               1,862,869
   Net Receivable                               91,235     171,715                                                           262,950
                                           ----------- ----------- ----------- ---------- ---------- -------  ---------- -----------


TOTAL ASSETS                               $32,419,333 $37,144,961 $12,001,658 $4,280,161 $7,233,502 $41,088  $3,562,448 $96,683,151
                                           =========== =========== =========== ========== ========== =======  ========== ===========

PARTICIPANTS' EQUITY                       $32,419,333 $37,144,961 $12,001,658 $4,280,161 $7,233,502 $41,088  $3,562,448 $96,683,151
                                           =========== =========== =========== ========== ========== =======  ========== ===========

See notes to financial statements.




GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1994

                                                                           FUND INFORMATION
                                     -----------------------------------------------------------------------------------------------
                                                                                                    Phillips
                                     Assured Income                                                 Petroleum
                                          And         GATX Stock    Equity             Equity       Company     Employee
                                     Annuity Option   (Note D)      Index    Balanced  Growth       Securities  Loans      Total
                                      ------------  ------------ ----------  --------  -----------  ---------- ----------  ---------


ASSETS
Investments at Current Value - Note C:
 GATX Corporation Common Stock                      $30,253,715                                                          $30,253,715
 Banker's Trust Pyramid GIC Fund       $21,309,967                                                                        21,309,967
 Metropolitan Life Group Annuity
     Contract Nos. 11796-5 and 12518     9,261,988                                                                         9,261,988
 Harris Trust and Savings Bank
     Trust for Collective Investment
     of Employee Benefit Accounts                                $7,714,993                                                7,714,993
 Jennison Balanced Fund                                                     $2,517,155                                     2,517,155
 Putnam Voyager Fund                                                                    $3,554,640                         3,554,640
 Phillips Petroleum Company
    Common Stock                                                                                   $34,977                    34,977
                                       -----------   ----------  ----------  ---------   ---------  -------- ---------    ----------

      Subtotal                          30,571,955   30,253,715   7,714,993  2,517,155   3,554,640  34,977                74,647,435

 Loans to Participants                                                                                      $3,402,108     3,402,108
 Cash                                      355,004      495,519      71,843     39,335      79,509   3,844                 1,045,054
 Net Receivable/(Payable)                  230,164      (21,521)   (151,793)   (30,186)     35,487                            62,151
                                       -----------  -----------  ---------- ----------  ---------- -------  ----------   -----------

TOTAL ASSETS                           $31,157,123  $30,727,713  $7,635,043  2,526,304  $3,669,636 $38,821  $3,402,108   $79,156,748
                                       ===========  ===========  ========== ==========  ========== =======  ==========   ===========

PARTICIPANTS' EQUITY                   $31,157,123  $30,727,713  $7,635,043 $2,526,304  $3,669,636 $38,821  $3,402,108   $79,156,748
                                       ===========  ===========  ========== ==========  ========== =======  ==========   ===========

See notes to financial statements.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
December 31, 1995
                                                                                    FUND INFORMATION
                                       ---------------------------------------------------------------------------------------------
                                                                                                    Phillips
                                       Managed                    U.S. Equity  Fidelity    Putnam   Petroleum
                                       Income           GATX         Index     Puritan     Voyager  Company      Employee
                                       (Note B)         Stock      (Note B)    (Note B)   (Note B)  Securities   Loans      Total
                                       ------------  ------------ ---------- -----------  --------- ----------- --------- ----------

CONTRIBUTIONS & INVESTMENT
     INCOME

    Corporation and subsidiaries                     $ 1,994,609                                                        $ 1,994,609
Salary deferrals by participants        $ 2,402,476    1,078,316 $   868,821 $  458,612  $  949,749                       5,757,974
Rollover contributions
     by participants                         77,056       46,422     158,980     73,722      26,037                         382,217
Dividend income                                        1,163,219     318,023    158,609     380,291  $   626              2,020,768
Interest income                           2,051,413        2,311           -     14,904         395      160 $ 444,162    2,513,345
Gain (loss) on sale
    of investments - Note C                 (22,411)     687,223   2,615,630    551,920      78,207        -         -    3,910,569
                                       -------------  ----------- ----------  ---------  ----------  -------- ---------- ----------

TOTAL CONTRIBUTIONS
     AND INVESTMENT INCOME                4,508,534    4,972,100   3,961,454  1,257,767   1,434,679      786    444,162  16,579,482
                                       -------------  ----------- ----------  --------- -----------  -------- ---------- ----------

Net transfers
    authorized by participants           (1,882,684)    (248,775)    708,073    500,493     922,893        -          -           -
Unrealized increase
    in current value of investments                    2,613,407      57,471     79,649   1,230,350    1,481          -   3,982,358
Withdrawls by participants               (1,544,570)  (1,056,924)   (308,534)   (65,167)    (60,242)       -          -  (3,035,437)
Loans to participants                      (863,045)    (281,956)   (193,996)  (115,362)   (199,715)       -  1,654,074           -
Loan repayments by participants           1,043,975      419,396     142,147     96,477     235,901        - (1,937,896)          -
                                       ------------  ----------- ----------- ---------- -----------  -------  ---------- -----------

                                         (3,246,324)   1,445,148     405,161    496,090   2,129,187    1,481   (283,822)    946,921
                                       ------------  ----------- ----------- ---------- -----------  -------  ---------- -----------

Increase in Participants' Equity          1,262,210    6,417,248   4,366,615  1,753,857   3,563,866    2,267    160,340  17,526,403
                                       ------------  ----------- ----------- ---------- -----------  -------  ---------- -----------

Participants' Equity at
    January 1, 1995                      31,157,123   30,727,713   7,635,043  2,526,304   3,669,636   38,821  3,402,108  79,156,748
                                       ------------  ----------- ----------- ---------- -----------  ------- ---------- -----------

Participants' Equity at
    December 31, 1995                   $32,419,333  $37,144,961 $12,001,658 $4,280,161  $7,233,502  $41,088 $3,562,448 $96,683,151
                                       ============  =========== =========== ==========  ==========  ======= ========== ===========

See notes to financial statements.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
December 31, 1994

                                                                               FUND INFORMATION
                                      -------------------------------------------------------------------------------------------
                                                                                                 Phillips
                                     Assured Income                                              Petroleum
                                         And         GATX Stock   Equity              Equity     Company      Employee
                                    Annuity Option   (Note D)      Index     Balanced Growth     Securities   Loans         Total
                                     -------------  ----------  -----------  -------- ---------  ----------  -----------  ---------

CONTRIBUTIONS & INVESTMENT
      INCOME

Contributions by GATX
   Corporation and subsidiaries                   $ 1,821,458                                                           $ 1,821,458
Salary deferrals by participants     $ 2,482,955      894,708 $   741,459 $  403,948  $  764,311                          5,287,381
Rollover contributions
    by participants                       25,506       21,008      15,687     47,341                                        109,542
Dividend income                                     1,025,421     211,981                         $ 1,196                 1,238,598
Interest income                        1,930,692        5,946         756        300         735      133 $  246,380      2,184,942
Gain on sale
    of investments - Note C                         1,011,897      12,450      2,436     184,524        -                 1,211,307
                                      ----------- ----------- -----------  ----------  ---------- -------- ----------   -----------

TOTAL CONTRIBUTIONS
     AND INVESTMENT INCOME             4,439,153    4,780,438     982,333    454,025     949,570    1,329    246,380     11,853,228
                                      ----------  ----------- -----------  ----------  ---------- -------- ----------    ----------

Net transfers
    authorized by participants           731,212     (294,216)   (21,072)    (52,477)   (363,447)       -
Unrealized increase (decrease)
     in current value of investments                1,238,578   (112,535)    (60,345)    123,165)   4,005                   946,538
Withdrawls by participants            (1,332,892)  (1,717,197)  (274,902)    (34,786)    (81,337)       -    (96,176)    (3,537,290)
Loans to participants                 (1,294,428)    (337,854)  (165,078)    (61,927)   (112,997)       -  1,972,284              -
Loan repayments by participants          915,114      250,992    144,033      90,853     200,544        - (1,601,536)             -
                                     -----------  ----------- -----------  ---------  ----------- -------  ----------   ------------

                                        (980,994)    (859,697)  (429,554)   (118,682)   (480,402)   4,005    274,572     (2,590,752)
                                     -----------  ----------- ----------- ----------  ----------  -------  ----------   -----------

Increase in Participants' Equity       3,458,159    3,920,741    552,779     335,343     469,168    5,334    520,952      9,262,476
                                     -----------  ----------- ----------  ----------  ----------  -------  ----------  ------------

Participants' Equity at
    January 1, 1994                   27,698,964   26,806,972  7,082,264   2,190,961   3,200,468   33,487  2,881,156     69,894,272
                                     -----------  ----------- ----------  ----------  ----------  ------- ----------   ------------

Participants' Equity at
    December 31, 1994                $31,157,123  $30,727,713 $7,635,043  $2,526,304  $3,669,636  $38,821 $3,402,108    $79,156,748
                                     ===========  =========== ==========  ==========  ==========  ======= ==========    ===========


See notes to financial statements.
                                                                     -8-




GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
Year Ended December 31, 1993

                                                                                 FUND INFORMATION
                                    ------------------------------------------------------------------------------------------------
                                               Assured                                                Phillips
                                               Income and                                             Petroleum
                                    Fixed      Annuity               Equity                  Equity   Company     Employee
                                    Income     Option    GATX Stock  Index      Balanced     Growth   Securities  Loans     Total
                                   ---------  ---------  ---------- ----------- ----------  --------  ----------  --------- -------

CONTRIBUTIONS & INVESTMENT
     INCOME
Contributions by GATX
 Corporation and subsidiaries                           $ 1,725,817                                                     $ 1,725,817
Salary deferrals by participants $  188,426 $ 2,725,490     735,446 $  804,131 $  177,526 $  257,464                      4,888,483
Rollover contributions
 by participants                      9,333      32,666      11,965     11,124     15,776     16,199                         97,063
Dividend income                                                        184,630                               $    1,196   1,060,439
Interest income                     130,603   2,101,305       4,954        832        174        159 $    58    230,917   2,469,002
Gain on sale
 of investments--Note C             278,154                 547,593     48,174        157    105,142                        979,220
                                  -----------  ----------  --------- -----------   ------- ---------  ------  --------   ---------

TOTAL CONTRIBUTIONS
  AND INVESTMENT INCOME             606,516   4,859,461   3,900,388  1,048,891    193,633    378,964   1,254    230,917  11,220,024
                                  ---------   ---------   ---------   ---------   -------   --------  ------  --------    ---------

Net transfers
 authorized by participants      (3,033,957)   (806,591)   (369,858)  (339,494) 1,905,267  2,644,633                              -
Unrealized increase (decrease)
 in current value of investments   (109,013)              4,091,452    389,966     70,097    137,412   4,139              4,584,053
Withdrawls by participants         (181,892) (2,096,884) (1,137,412)  (143,436)    (5,221)   (24,489)      -    (27,781) (3,617,115)
Loans to participants               (83,140) (1,044,104)   (326,816)  (175,805)   (15,916)   (17,859)      -  1,663,640           -
Loan repayments by participants      43,410     914,321     254,687    139,202     43,101     81,807       -  1,476,528)          -
                                 ----------- ---------  ----------  ---------- ----------  ---------  ------ ----------- -----------

                                 (3,364,592) (3,033,258)  2,512,053   (129,567) 1,997,328  2,821,504   4,139    159,331     966,938
                                 ----------- ----------  ----------  ---------- ---------- ---------  ------ ----------  ----------

Increase (Decrease) in
  Participants' Equity           (2,758,076)  1,826,203   6,412,441    919,324  2,190,961  3,200,468   5,393    390,248  12,186,962

Participants' Equity at
    January 1, 1993               2,758,076  25,872,761  20,394,531  6,162,940          0          0  28,094  2,490,908  57,707,310
                                 ---------- ----------- ----------- ---------- ---------- ---------- ------- ---------- -----------

Participants' Equity at
    December 31, 1993            $        0 $27,698,964 $26,806,972 $7,082,264 $2,190,961 $3,200,468 $33,487 $2,881,156 $69,894,272
                                 ========== =========== =========== ========== ========== ========== ======= ========== ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1995

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value based on quoted market prices or redemption value.

All costs and expenses incurred with regard to the purchase and sale of investments are borne by the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) and are included in the realized gain (loss) on sale of investments. Administrative and general expenses are paid by GATX Corporation (GATX or the Company).

The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

NOTE B--DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan and was established to afford employees an opportunity to save systematically for retirement. Effective January 1, 1995, the Plan is open to each eligible salaried employee of GATX, and each of its domestic subsidiaries which adopts or has adopted the Plan upon authorization by GATX, on the first of the month following their date of hire. Prior to January 1, 1995, employees were required to complete six months of service in order to be eligible to participate in the plan.

A participant may contribute to the Plan from 1% to a maximum of 15% of his or her compensation as defined by the Plan. After a participant completes six months of service, GATX and its electing subsidiaries contribute an amount up to but not more than 50%, as determined from time to time by GATX, of the amount contributed by each participant but not to exceed 3% of the participant's compensation, as defined by the Plan. Company contributions are invested in GATX Common Stock and short-term investments. All contributions are made in cash and deposited semi-monthly. Contributions by participants are made by means of salary deferral and employer contributions are fully vested.

After one year of participation in the Plan, active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance.

Participants may elect to have their contributions invested in the Managed Income fund (which is a combination of the Bankers Trust Pyramid GIC Fund and the Fidelity Managed Income Portfolio II Fund), GATX Stock Fund, Fidelity U.S. Equity Index Portfolio Fund, Fidelity Puritan Fund, Putnam Voyager Fund, or in a combination of any of the funds in multiples of 10% in each fund selected. On August 1, 1995, the Plan named Fidelity Management Trust Company as trustee and recordkeeper, replacing Harris Bank and Trust Company. In conjunction with the change in

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1995

NOTE B--DESCRIPTION OF THE PLAN (Continued)

trustee, the Plan made a number of investment manager replacements.The Fidelity U.S. Equity Index Portfolio Fund replaced the Equity Fund which was managed by Harris Investment Management. The Fidelity Puritan Fund replaced the Balanced Fund which was managed by Jennison Associates. The Metropolitan Group Annuity Contract matured during the year and proceeds were invested in the Fidelity Managed Income Portfolio II. Participant balances in the aforementioned funds were transferred to the Fidelity funds in August.

Also, during the year, the Plan renamed the following fund categories:

                          From                              To
                  -----------------                  ----------------
                  Assured Income &                   Managed Income
                     Annuity Option
                  Equity Index                       U.S. Equity Index
                  Balanced                           Fidelity Puritan
                  Equity Growth                      Putnam Voyager

The investment objectives of the above funds were not changed.

Employees participating in the Plan had invested in the available funds as follows (some having invested in more than one fund):  (1994 fund names are in parenthesis)
                                                                 December 31
                                                            --------------------
                                                               1995       1994
                                                            --------     -------
  Total employees participating                                1,701      1,691

  Managed Income Fund (Assured Income and Annuity Option)      1,244      1,252
  GATX Stock Fund                                                851        751
  Fidelity U.S. Equity Index Fund (Equity Index)                 784        682
  Fidelity Puritan Fund (Balanced)                               478        397
  Putnam Voyager Fund (Equity Growth)                            690        599

As a result of a previous acquisition by GATX, rollover contributions, consisting of shares of common stock of Phillips Petroleum Company, were received by the Plan in 1979. As of December 31, 1995, one employee is participating in this Fund. Further contributions to the Fund are not allowed.

GATX intends this Plan to be permanent but reserves the right at any time to modify, amend, or terminate this Plan, including the right to suspend or permanently discontinue employer contributions upon 30 days prior notice to participants or to reduce (or increase but not to more than 50%) the rate of such contributions without notice. For the years ended December 31, 1995, 1994 and 1993, GATX's contribution rate was 50%.

Should the Plan terminate at some future date, its net assets will be available to provide participants their distributions in proportion to their allocable share of the Plan assets at the date of such termination.
                                       -11-

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1995

NOTE C - INVESTMENTS

The cost of investments and number of shares or units held at December 31, 1995 and 1994 were as follows:

                                                       1995                           1994
                                            --------------------------   -------------------------------
                                            Shares/Units     Cost        Shares/Units            Cost
                                            -------------   ----------   --------------      -----------

GATX Corporation Common Stock Fund            745,752       $22,094,712       687,584        $18,699,642
Bankers Trust Pyramid GIC Fund                      -        18,572,023             -         21,309,967
Fidelity U.S. Equity Index Fund               531,753        11,065,010             -
Fidelity Puritan Fund                         251,626         4,190,760             -
Fidelity Managed Income Portfolio II                -        12,608,891             -
Putnam Voyager Fund                           474,328         5,988,905       308,563          3,540,393
Phillips Petroleum Company Common Stock         1,068            20,622         1,068             20,622
Metropolitan Life Group Annuity Contract
    Nos. 11796-5 and 12518                                                          -          9,261,988
Harris Trust and Savings Bank Trust for
    Collective Investment of Employee
    Benefit Accounts-Equity Index Fund                                          8,004          6,835,816
Jennison Balanced Fund                                                      1,500,879          2,507,403
                                                            -----------                      ------------

                                                            $74,540,923                      $62,175,831
                                                            ===========                      ===========



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1995

NOTE C--INVESTMENTS--Continued


The realized gain (loss) on sale of investments  is the  difference  between the
proceeds  received  and  the  average  cost  of  investments   sold,   including
transaction costs, and was determined as follows:

                                                          1995                          1994
                                    ------------------------------------   --------------------------------
                                      Aggregate    Aggregate              Aggregate     Aggregate
                                      Proceeds     Costs      Gain(Loss)  Proceeds      Costs       Gain
                                    -------------  ---------- ----------  ---------    ---------  ---------
GATX Corporation Common
  Stock Fund                        $ 1,645,323   $  958,100  $ 687,223  $1,642,516  $  630,619 $1,011,897
Fidelity U.S. Equity Index Fund         174,674      165,801      8,873
Fidelity Puritan Fund                    89,362       88,536        826
Putnam Voyager Fund                     269,921      191,714     78,207     777,620     593,096    184,524
Metropolitan Life Group Annuity
    Contract No. 12518                9,602,685    9,625,096    (22,411)
Harris Trust and Savings Bank
  Trust for Collective Investment
  of Employee Benefit Accounts:
    Fixed Income Fund
    Equity Index Fund                10,154,556    7,547,799  2,606,757     108,546      96,096     12,450
Jennison Balanced Fund                3,386,708    2,835,614    551,094     142,410     139,974      2,436
                                    -----------  ----------- ----------  ----------  ---------- ----------

                                    $25,323,229  $21,412,660 $3,910,569  $2,671,092  $1,459,785 $1,211,307
                                    ===========  =========== ==========  ==========  ========== ==========

                                                            1993
                                        ----------------------------------------
                                         Aggregate     Aggregate
                                         Proceeds      Costs         Gain
                                         --------   ----------     -------------
GATX Corporation Common
  Stock Fund                              $1,675,391  $1,127,798    $ 547,593
Fidelity U.S. Equity Index Fund
Fidelity Puritan Fund
Putnam Voyager Fund                          147,848      42,706      105,142
Metropolitan Life Group Annuity
    Contract No. 12518
Harris Trust and Savings Bank
  Trust for Collective Investment
  of Employee Benefit Accounts:
    Fixed Income Fund                      3,176,117   2,897,963      278,154
    Equity Index Fund                        416,780     368,606       48,174
Jennison Balanced Fund                         5,061       4,904          157
                                          ----------- ----------   ----------

                                          $5,421,197  $4,441,977    $ 979,220
                                          ==========  ==========    =========

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1995


NOTE D--GATX COMMON STOCK

The balance in the GATX Stock Fund consisted of $27,331,233 of employer matching assets and $9,813,728 of employee contributed assets at December 31, 1995. As of December 31, 1994, these amounts were $22,894,021 and $7,833,692 respectively. The employer matching assets cannot be transferred from the GATX Stock Fund to other funds.


NOTE E--FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter of the Plan's status as a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, (the Code), and is, therefore, not subject to tax under present income tax laws. Amounts distributed from the Plan are taxable to the participants or their beneficiaries as provided by Section 402(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversly affect the Plan's qualified status.